Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    May    2003



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________






GLOBALTEX INDUSTRIES INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA, May 5, 2002 - Globaltex Industries Inc. (TSX-VE:
GTX; NASD OTC: GBTXF) announces that it has completed the previously announced CDN$1,100,000 private placement of 5,500,000 units at a price of CDN$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.25 to purchase one common share for two years. A four month hold period expiring August 17, 2003 is applicable to the securities. Richard Palmer, Chief Executive Officer, and Graham Mackenzie, Vice
 President - Willow Creek, acquired 1,760,000 and 880,000 units respectively of the private placement. Related parties of Richard Palmer also acquired a further 1,760,000 units. A total of 656,250 shares were issued to LOGG Investment Research Inc. (Thomas O'Brien) as a finder's fee in relation to the private placement and shares for debt in relation to the engagement of Richard Palmer, which shares also have a four month hold period expiring August 17, 2003.

The funds will be for ongoing pre-development work for the Willow Creek Project and general working capital.

GLOBALTEX INDUSTRIES INC.

"Richard Palmer" ...... ...... ...... ......
Richard Palmer
Chief Executive Officer
###
Contacts:

Richard Palmer ...... ...... ...... ....  ..Mark Fields ......
Chief Executive Officer ...... ...... ......President
011- 614-3947-3742 ...... ...... ...... ...(604) 682-4678 ...... ...... .....
or within Australia 0439-473-742  ...... ...Vancouver, British Columbia, Canada
Sydney, Australia ...... ...... ...... ......markfields@radiant.net
rpalmer@aol7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.



GLOBALTEX INDUSTRIES INC.


                                   Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Globaltex Industries Inc.

Date:     May 5, 2003                       " Richard Palmer "
                                            Chief Executive Officer